Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	March 31,
	2013	2012
Computation of earnings
Pretax income (a)	$13,587	$23,686
Add:
Interest expense on indebtedness	6,404	5,330
Amortization of debt issue costs	407	423
Interest portion of rent expense (b)	1,958	1,816
Distributed income of equity investees	8,332	12,885
Earnings	$30,688	$44,140

Computation of fixed charges
Interest expense on indebtedness	$6,404	$5,330
Amortization of debt issue costs	407	423
Interest portion of rent expense (b)	1,958	1,816
Fixed charges	$8,769	$7,569

Ratio of earnings to fixed charges	3.50	5.83

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.